Exhibit 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	Notes	2021	2020	2021	2020

CONTINUING OPERATIONS

Revenues	2	1,526	1,443	4,638	4,368

Operating expenses	5	(1,060)	(955)	(3,114)	(2,901)

Depreciation		(40)	(61)	(128)	(144)

Amortization of computer software		(119)	(133)	(356)	(362)

Amortization of other identifiable intangible assets		(29)	(32)	(90)	(92)

Other operating gains, net	6	4	56	35	104

Operating profit		282	318	985	973

Finance costs, net:

Net interest expense	7	(46)	(49)	(146)	(146)

Other finance income	7	34	2	30	36

Income before tax and equity method investments		270	271	869	863

Share of post-tax (losses) earnings in equity method investments	8	(672)	(178)	6,717	(385)

Tax benefit (expense)	9	161	147	(1,722)	84

(Loss) earnings from continuing operations		(241)	240	5,864	562

Earnings (loss) from discontinued operations, net of tax		1	1	-	(2)

Net (loss) earnings		(240)	241	5,864	560

(Loss) earnings attributable to common shareholders		(240)	241	5,864	560

(Loss) earnings per share:	10

Basic (loss) earnings per share:

From continuing operations		($0.49)	$0.48	$11.83	$1.13

From discontinued operations		-	-	-	(0.01)

Basic (loss) earnings per share		($0.49)	$0.48	$11.83	$1.12

Diluted (loss) earnings per share:

From continuing operations		($0.49)	$0.48	$11.80	$1.12

From discontinued operations		-	-	-	-

Diluted (loss) earnings per share		($0.49)	$0.48	$11.80	$1.12

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2021	2020	2021	2020

Net (loss) earnings		(240)	241	5,864	560

Other comprehensive (loss) income:

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	25	(22)	(7)	(56)

Cash flow hedges adjustments to equity		(28)	26	(4)	40

Foreign currency translation adjustments to equity		(97)	67	(65)	(128)

Share of other comprehensive income (loss) in equity method investments	8	-	93	(98)	46

Related tax (expense) benefit on share of other comprehensive income (loss) in equity method investments		-	(22)	23	(11)

Reclassification of foreign currency translation adjustments on disposal of equity method investment		3	-	3	-

		(97)	142	(148)	(109)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	11	10	5	15	10

Remeasurement on defined benefit pension plans		(11)	18	122	41

Related tax benefit (expense) on remeasurement on defined benefit pension plans		3	(6)	(34)	(8)

Share of other comprehensive loss in equity method investments	8	-	-	-	(3)

Related tax benefit on share of other comprehensive loss in equity method investments		-	-	-	1

		2	17	103	41

Other comprehensive (loss) income		(95)	159	(45)	(68)

Total comprehensive (loss) income		(335)	400	5,819	492

Comprehensive (loss) income for the period attributable to:

Common shareholders:

Continuing operations		(336)	399	5,819	494

Discontinued operations		1	1	-	(2)

Total comprehensive (loss) income		(335)	400	5,819	492

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,

(millions of U.S. dollars)	Notes	2021	2020

Cash and cash equivalents	11	1,511	1,787

Trade and other receivables		951	1,151

Other financial assets	11	83	612

Prepaid expenses and other current assets		463	425

Current assets		3,008	3,975

Property and equipment, net		473	545

Computer software, net		808	830

Other identifiable intangible assets, net		3,359	3,427

Goodwill		5,935	5,976

Equity method investments	8	7,225	1,136

Other non-current assets	12	1,148	788

Deferred tax		1,143	1,204

Total assets		23,099	17,881

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	13	1,226	1,159

Current tax liabilities		398	251

Deferred revenue		838	866

Other financial liabilities	11	649	376

Current liabilities		3,111	2,652

Long-term indebtedness	11	3,782	3,772

Provisions and other non-current liabilities	14	971	1,083

Deferred tax		1,044	394

Total liabilities		8,908	7,901

Equity

Capital	15	5,463	5,458

Retained earnings		9,550	5,211

Accumulated other comprehensive loss		(822)	(689)

Total equity		14,191	9,980

Total liabilities and equity		23,099	17,881

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2021	2020	2021	2020
Cash provided by (used in):
OPERATING ACTIVITIES
(Loss) earnings from continuing operations		(241)	240	5,864	562
Adjustments for:
Depreciation		40	61	128	144
Amortization of computer software		119	133	356	362
Amortization of other identifiable intangible assets		29	32	90	92
Share of post-tax losses (earnings) in equity method investments	8	672	178	(6,717)	385
Deferred tax		(153)	(153)	770	(190)
Other	16	(7)	(10)	56	(16)
Changes in working capital and other items	16	101	103	901	(147)
Operating cash flows from continuing operations		560	584	1,448	1,192
Operating cash flows from discontinued operations		(26)	(3)	(72)	(13)
Net cash provided by operating activities		534	581	1,376	1,179
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(2)	(43)	(5)	(165)
Proceeds from disposals of businesses and investments		13	-	28	1
Dividend from sale of LSEG shares	8	-	-	994	-
Capital expenditures		(131)	(117)	(364)	(404)
Proceeds from disposals of property and equipment		-	98	-	162
Other investing activities	8	3	-	56	2
Taxes paid on sale of Refinitiv and LSEG shares	8	(218)	-	(662)	-
Investing cash flows from continuing operations		(335)	(62)	47	(404)
Investing cash flows from discontinued operations	16	(210)	-	(252)	-
Net cash used in investing activities		(545)	(62)	(205)	(404)
FINANCING ACTIVITIES
Proceeds from debt	11	-	-	-	2,019
Repayments of debt	11	-	-	-	(1,645)
Net repayments under short-term loan facilities	11	-	(120)	-	(2)
Payments of lease principal		(22)	(20)	(65)	(56)
Repurchases of common shares	15	(603)	-	(803)	(200)
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	15	(194)	(183)	(582)	(547)
Other financing activities		3	6	8	(10)
Net cash used in financing activities		(817)	(318)	(1,444)	(443)
(Decrease) increase in cash and bank overdrafts		(828)	201	(273)	332
Translation adjustments		(3)	5	(3)	(5)
Cash and bank overdrafts at beginning of period		2,342	946	1,787	825
Cash and bank overdrafts at end of period		1,511	1,152	1,511	1,152
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		1,511	1,152	1,511	1,152
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges		(15)	(18)	(96)	(101)
Interest received		1	2	2	6
Income taxes paid	16	(260)	(11)	(849)	(45)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980

Net earnings	-	-	-	5,864	-	-	-	5,864

Other comprehensive income (loss)	-	-	-	88	26	(159)	(133)	(45)

Total comprehensive income (loss)	-	-	-	5,952	26	(159)	(133)	5,819

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(600)	-	-	-	(600)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	18	-	18	-	-	-	-	18

Repurchases of common shares	(39)	-	(39)	(564)	-	-	-	(603)

Pre-defined share repurchase plan (see note 15)	(33)	-	(33)	(447)	-	-	-	(480)

Stock compensation plans	122	(63)	59	-	-	-	-	59

Balance, September 30, 2021	3,787	1,676	5,463	9,550	18	(840)	(822)	14,191

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560

Net earnings	-	-	-	560	-	-	-	560

Other comprehensive income (loss)	-	-	-	31	(12)	(87)	(99)	(68)

Total comprehensive income (loss)	-	-	-	591	(12)	(87)	(99)	492

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(565)	-	-	-	(565)

Shares issued under DRIP	18	-	18	-	-	-	-	18

Repurchases of common shares (see note 15)	2	-	2	(2)	-	-	-	-

Stock compensation plans	119	(62)	57	-	-	-	-	57

Balance, September 30, 2020	3,715	1,739	5,454	4,987	(15)	(866)	(881)	9,560

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a leading provider of business information services. The Company’s products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service - Reuters.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Company’s Audit Committee of the Board of Directors on November 1, 2021.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2020. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2020. The global economy continues to experience substantial disruption due to concerns regarding resurgences and new strains of COVID-19, as well as from the measures intended to mitigate its impact. Due to the significant uncertainty about the duration and impact of the global economic crisis caused by the COVID-19 pandemic, some of management’s estimates and judgments may be more variable and may change materially in the future.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020, which are included in the Company’s 2020 annual report.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Change Program

In February 2021, the Company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company (see note 5).

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended September 30,	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Recurring	634	592	309	287	147	133	143	141	-	-	1,233	1,153
Transactions	48	44	47	46	28	32	21	13	-	-	144	135
Global Print	-	-	-	-	-	-	-	-	149	154	149	154
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	-	1
Total	682	636	356	333	175	165	164	154	149	154	1,526	1,443

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Nine months ended September 30,	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Recurring	1,881	1,759	904	850	457	427	431	424	-	-	3,673	3,460
Transactions	142	123	184	179	140	124	61	40	-	-	527	466
Global Print	-	-	-	-	-	-	-	-	439	443	439	443
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	2,023	1,882	1,088	1,029	597	551	492	464	439	443	4,638	4,368

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended September 30,	2021	2020	2021	2020	2021	2020	2021(1)	2020	2021	2020	2021	2020
U.S.	539	504	290	273	140	136	23	102	101	103	1,093	1,118
Canada (country of domicile)	15	13	3	2	4	4	1	1	23	24	46	44
Other	7	5	13	11	23	18	1	2	4	5	48	41
Americas (North America, Latin America, South America)	561	522	306	286	167	158	25	105	128	132	1,187	1,203

U.K.	69	66	28	29	5	4	97	8	10	10	209	117
Other	18	15	13	10	-	-	28	26	4	4	63	55
EMEA (Europe, Middle East and Africa)	87	81	41	39	5	4	125	34	14	14	272	172
Asia Pacific	34	33	9	8	3	3	14	15	7	8	67	67
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	-	1
Total	682	636	356	333	175	165	164	154	149	154	1,526	1,443

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Nine months ended September 30,	2021	2020	2021	2020	2021	2020	2021(1)	2020	2021	2020	2021	2020
U.S.	1,597	1,506	900	851	478	449	93	313	306	315	3,374	3,434
Canada (country of domicile)	46	39	8	7	25	21	3	3	59	56	141	126
Other	18	16	36	34	67	56	5	7	13	13	139	126
Americas (North America, Latin America, South America)	1,661	1,561	944	892	570	526	101	323	378	384	3,654	3,686

U.K.	206	183	81	84	16	14	266	20	28	26	597	327
Other	52	44	36	29	-	2	83	78	12	11	183	164
EMEA (Europe, Middle East and Africa)	258	227	117	113	16	16	349	98	40	37	780	491
Asia Pacific	104	94	27	24	11	9	42	43	21	22	205	192
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	2,023	1,882	1,088	1,029	597	551	492	464	439	443	4,638	4,368

(1)

Following the sale of Refinitiv to London Stock Exchange Group (“LSEG”) in January 2021, revenues from the Reuters News agreement to supply news and editorial content to Refinitiv were moved from the U.S. to the U.K.

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
Revenues
Legal Professionals	682	636	2,023	1,882
Corporates	356	333	1,088	1,029
Tax & Accounting Professionals	175	165	597	551
Reuters News	164	154	492	464
Global Print	149	154	439	443
Eliminations/Rounding	-	1	(1)	(1)
Consolidated revenues	1,526	1,443	4,638	4,368

Adjusted EBITDA
Legal Professionals	288	272	852	756
Corporates	131	120	407	355
Tax & Accounting Professionals	49	47	219	185
Reuters News	25	23	88	67
Global Print	52	64	165	181
Corporate costs	(87)	(35)	(213)	(94)
Adjusted EBITDA	458	491	1,518	1,450
Fair value adjustments (see note 5)	8	(3)	6	17
Depreciation	(40)	(61)	(128)	(144)
Amortization of computer software	(119)	(133)	(356)	(362)
Amortization of other identifiable intangible assets	(29)	(32)	(90)	(92)
Other operating gains, net	4	56	35	104
Consolidated operating profit	282	318	985	973
Net interest expense	(46)	(49)	(146)	(146)
Other finance income	34	2	30	36
Share of post-tax (losses) earnings in equity method investments	(672)	(178)	6,717	(385)
Tax benefit (expense)	161	147	(1,722)	84
(Loss) earnings from continuing operations	(241)	240	5,864	562

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of the Company’s operating profit may be further impacted in 2021 by the timing of significant Change Program costs it expects to incur. The seasonality of the Company’s revenues and operating expenses was impacted by COVID-19 in 2020.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
Salaries, commissions and allowances	600	554	1,792	1,646
Share-based payments	17	17	51	52
Post-employment benefits	36	33	110	101
Total staff costs	653	604	1,953	1,799
Goods and services(1)	328	257	895	839
Content	67	67	205	198
Telecommunications	11	11	34	37
Facilities	9	13	33	45
Fair value adjustments(2)	(8)	3	(6)	(17)
Total operating expenses	1,060	955	3,114	2,901

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Operating expenses in the three and nine months ended September 30, 2021 included $53 million and $105 million, respectively, related to the Change Program. The charges included severance as well as costs related to technology and market initiatives and were recorded in Corporate costs.

Note 6: Other Operating Gains, Net

Other operating gains, net, were $4 million and $35 million for the three and nine months ended September 30, 2021, respectively. Both periods included income related to a license that allows the Refinitiv business of LSEG to use the “Reuters” mark to brand certain products and services. Additionally, the nine-month period included a $9 million benefit from the revaluation of warrants that the Company previously held in Refinitiv (see note 8) and a gain on the sale of a business.

Other operating gains, net, were $56 million and $104 million for the three and nine months ended September 30, 2020, respectively, and included a benefit of $46 million and $47 million, respectively, related to the revaluation of the warrants. Additionally, both periods included income related to the license for the “Reuters” mark referred to above and gains associated with the sale of certain real estate. The nine-month period also included a gain associated with a distribution from an investment.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance income as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
Interest expense:
Debt	40	40	120	116
Derivative financial instruments — hedging activities	-	-	(2)	-
Other, net	1	2	13	10
Fair value losses (gains) on cash flow hedges, transfer from equity	25	(20)	(7)	(47)
Net foreign exchange (gains) losses on debt	(25)	20	7	47
Net interest expense — debt and other	41	42	131	126
Net interest expense — leases	2	2	6	7
Net interest expense — pension and other post-employment benefit plans	3	6	10	17
Interest income	-	(1)	(1)	(4)
Net interest expense	46	49	146	146

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
Net gains due to changes in foreign currency exchange rates	(34)	(1)	(30)	(16)
Net gains on derivative instruments	-	(1)	-	(20)
Other finance income	(34)	(2)	(30)	(36)

Net gains due to changes in foreign currency exchange rates

Net gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts related to foreign exchange contracts and the ineffective portion of cash flow hedges.

Note 8: Equity Method Investments

On January 29, 2021, the Company and The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone (“Blackstone’s consortium”) sold Refinitiv to LSEG in an all-share transaction. As a result, equity method investments at September 30, 2021 were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”), formerly Refinitiv Holdings Limited (“RHL”). YPL is an entity incorporated under the laws of the Cayman Islands and jointly owned by the Company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. As of September 30, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 24% voting interest in LSEG). At the same date, the Company owned 42.82% of YPL and indirectly owned approximately 72.4 million LSEG shares.

Subject to certain exceptions, the Company and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for their LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), the Company and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares that were issued. The lock-up arrangement will terminate on January 29, 2025. The ability of current LSEG and former members of Refinitiv senior management to sell shares held by them is also subject to certain restrictions.

YPL is entitled to nominate three non-executive LSEG directors for as long as it holds at least 25% of LSEG shares, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG shares and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG shares. For so long as YPL is entitled to nominate three directors, one nominee will be a Thomson Reuters representative. Once YPL is released from the lock-up agreement described above, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction also applies to YPL under which it (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. YPL has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.

The Company accounts for its investment in LSEG at fair value, based on the share price of LSEG, within “Share of post-tax (losses) earnings in equity method investments” in the consolidated income statement. The investment is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business, the investment in LSEG shares held by YPL is accounted for at fair value. LSEG dividends distributed to the Company from YPL, which amounted to $51 million in the nine months ended September 30, 2021, were included in “Other investing activities” in the consolidated statement of cash flow.

Gain on sale of Refinitiv to LSEG and subsequent sale of LSEG shares

The Company recognized a gain of $8,075 million related to the January sale of Refinitiv to LSEG within “Share of post-tax (losses) earnings in equity method investments” in the consolidated income statement. As of the January 29, 2021 closing date, the Company indirectly owned approximately 82.5 million LSEG shares, which included 4.5 million shares from the exercise of warrants the Company previously held in Refinitiv. The transaction was predominantly tax deferred for the Company except for approximately $640 million that is payable in 2021. In March 2021, as permitted under a lock-up exception, approximately 10.1 million of the Company’s LSEG shares were sold for pre-tax net proceeds of $994 million. Over the course of 2021, the Company will pay approximately $225 million of tax on the sale of these shares and will use the remaining after-tax proceeds to pay the approximately $640 million of taxes on the LSEG transaction. In the three and nine months ended September 30, 2021, the Company paid $218 million and $662 million, respectively, of tax in connection with these transactions. The proceeds from the sale of the shares by YPL were distributed to the Company as a dividend that reduced the value of the investment. The proceeds and the associated tax payments were presented in “Net cash used in investing activities” within the consolidated statement of cash flow.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
YPL (formerly RHL)	(675)	(179)	6,710	(392)
Other equity method investments	3	1	7	7
Total share of post-tax (losses) earnings in equity method investments	(672)	(178)	6,717	(385)

In the three-month period ended September 30, 2021, the Company’s share of post-tax losses in equity method investments primarily reflected a decrease in the value of its LSEG investment. In the nine-month period ended September 30, 2021, the Company’s share of post-tax earnings in equity method investments was primarily comprised of an $8,075 million gain from the sale of Refinitiv, which was partly offset by a $1,272 million decline in the value of the LSEG investment after the sale and $168 million of post-tax losses related to the Refinitiv operations prior to the sale.

The Company received $51 million of dividends from its LSEG investment in June 2021 and an additional $24 million in October 2021 (see note 20).

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	September 30,	December 31,

	2021	2020
YPL (formerly RHL)	7,075	981
Other equity method investments	150	155
Total equity method investments	7,225	1,136

Set forth below is summarized financial information for 100% of YPL at September 30, 2021 (formerly RHL at September 30, 2020).

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
Revenues	-	1,615	551	4,836

Gain related to the sale of Refinitiv to LSEG	-	-	18,645	-
Mark-to-market of LSEG shares	(1,633)	-	(2,780)	-
Dividend income	57	-	177	-
Refinitiv net loss prior to its sale to LSEG	-	(389)	(361)	(808)
Net (loss) earnings	(1,576)	(389)	15,681	(808)
Remove: Net earnings attributable to non-controlling interests	-	(10)	(11)	(64)
Net (loss) earnings attributable to YPL (formerly RHL)	(1,576)	(399)	15,670	(872)
Other comprehensive income (loss) attributable to YPL (formerly RHL)	-	207	(214)	96
Total comprehensive (loss) income attributable to YPL (formerly RHL)	(1,576)	(192)	15,456	(776)

The Company’s share of net (loss) earnings attributable to YPL was $(675) million and $6,710 million for the three and nine months ended September 30, 2021, respectively. In the nine-month period, the Company’s share of net earnings reflected changes in the Company’s percentage ownership of RHL and YPL during the first nine months of the year.

The following table reconciles the net assets attributable to YPL to the Company’s carrying value of its investment in YPL:

	September 30,	December 31,

	2021	2020
Assets
Current assets	61	2,071
Non-current assets	17,185	21,094
Total assets	17,246	23,165
Liabilities
Current liabilities	4	3,995
Non-current liabilities	191	14,268
Total liabilities	195	18,263
Net assets	17,051	4,902
Non-controlling interests	-	(2,415)
Net assets attributable to YPL (formerly RHL)	17,051	2,487

Net assets attributable to YPL (formerly RHL) - beginning period	2,487	3,278
Net earnings (loss) attributable to YPL (formerly RHL)	15,670	(1,232)
Other comprehensive (loss) income attributable to YPL (formerly RHL)	(214)	330
Other adjustments(1)	253	111
Distribution to owners	(1,145)	-
Net assets attributable to YPL (formerly RHL) - ending period	17,051	2,487
Thomson Reuters % share	42.82%	45%
Thomson Reuters $ share	7,301	1,119
Historical excluded equity adjustment(2)	(226)	(138)
Thomson Reuters carrying amount	7,075	981

(1)	Consists of equity transactions excluded from total comprehensive income (loss) attributable to YPL.
(2)	Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.

Note 9: Taxation

Tax (benefit) expense was $(161) million and $(147) million for the three months ended September 30, 2021 and 2020, respectively, and $1,722 million and $(84) million for the nine months ended September 30, 2021 and 2020, respectively. The three and nine month periods ended September 30, 2021 included $(169) million and $1,631 million of tax (benefit) expense related to the Company’s (loss) earnings in equity method investments. In the nine-month period, the tax expense related primarily to the gain on sale of Refinitiv to LSEG. The tax benefit for the three and nine months ended September 30, 2020 includes $132 million and $139 million, respectively, for the recognition of deferred tax assets that arose in prior years in various subsidiaries outside the U.S.

Additionally, tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense or benefit for the full year.

Note 10: Earnings Per Share

Basic (loss) earnings per share was calculated by dividing (loss) earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted (loss) earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

(Loss) earnings used in determining consolidated (loss) earnings per share and (loss) earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
(Loss) earnings attributable to common shareholders	(240)	241	5,864	560
Less: Dividends declared on preference shares	(1)	(1)	(2)	(2)
(Loss) earnings used in consolidated earnings per share	(241)	240	5,862	558
Less: (Earnings) loss from discontinued operations, net of tax	(1)	(1)	-	2
(Loss) earnings used in (loss) earnings per share from continuing operations	(242)	239	5,862	560

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic (loss) earnings per share computation to the weighted-average number of common shares outstanding used in the diluted (loss) earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
Weighted-average number of common shares outstanding	494,303,094	496,673,063	495,161,446	496,121,137
Weighted-average number of vested DSUs	321,760	417,879	353,864	423,065
Basic	494,624,854	497,090,942	495,515,310	496,544,202
Effect of stock options and TRSUs	-	1,342,777	1,078,094	1,283,857
Diluted	494,624,854	498,433,719	496,593,404	497,828,059

Because the Company reported a net loss from continuing operations for the three months ended September 30, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive.

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2021	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	432	1,079	-	-	1,511
Trade and other receivables	951	-	-	-	951
Other financial assets - current	83	-	-	-	83
Other financial assets - non-current (see note 12)	29	241	61	97	428
Trade payables (see note 13)	(157)	-	-	-	(157)
Accruals (see note 13)	(834)	-	-	-	(834)
Other financial liabilities - current(1)(3)	(647)	(2)	-	-	(649)
Long-term indebtedness	(3,782)	-	-	-	(3,782)
Other financial liabilities - non current (see note 14)(2)	(207)	-	-	-	(207)
Total	(4,132)	1,318	61	97	(2,656)

December 31, 2020	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	311	1,476	-	-	1,787
Trade and other receivables	1,151	-	-	-	1,151
Other financial assets - current	95	517	-	-	612
Other financial assets - non-current (see note 12)	35	17	46	100	198
Trade payables (see note 13)	(217)	-	-	-	(217)
Accruals (see note 13)	(761)	-	-	-	(761)
Other financial liabilities - current(1)(3)	(374)	(2)	-	-	(376)
Long-term indebtedness	(3,772)	-	-	-	(3,772)
Other financial liabilities - non current (see note 14)(2)	(223)	(1)	-	-	(224)
Total	(3,755)	2,007	46	100	(1,602)

(1)	Includes lease liabilities of $79 million (2020 - $83 million).
(2)	Includes lease liabilities of $189 million (2020 - $223 million).
(3)

Includes a commitment to repurchase up to $480 million of common shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period (December 31, 2020 - $200 million). See note 15.

Cash and cash equivalents

Of total cash and cash equivalents, $67 million and $61 million at September 30, 2021 and December 31, 2020, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Debt-related activity

The Company did not issue notes or make any debt repayments in the nine months ended September 30, 2021. The following table provides information regarding notes that the Company issued and repaid in the nine months ended September 30, 2020.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes issued in May 2020 were immediately swapped into U.S. dollars and the Company used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under the Company’s credit facility.

In January 2020, the Company repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

Commercial paper program

Under its commercial paper program, the Company may issue up to $1.8 billion of notes. There was no outstanding commercial paper at September 30, 2021 and December 31, 2020. In January 2020, the Company issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. The commercial paper was repaid during the first nine months of 2020, primarily from funds borrowed under the Company’s credit facility.

Credit facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility at September 30, 2021 and December 31, 2020. The Company borrowed $1.0 billion in the first three months of 2020, of which a portion of the proceeds was used to repay commercial paper. In May 2020, the Company repaid its borrowings under the credit facility primarily with the proceeds it received from its May 2020 debt issuance. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, is phasing out the majority of LIBOR rates globally by the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. In October 2021, the Company acknowledged with its lending group that certain LIBOR-based benchmarks, which are being phased out at the end of 2021, will no longer be available to the Company until it agrees to replace them with alternative benchmarks. This change does not impact the Company’s general ability to borrow under the facility, as there are adequate LIBOR benchmarks still in effect until June 2023. With the exception of the LIBOR-based benchmarks within the Company’s external credit facility, the Company has no material agreements with third parties that use or reference LIBOR as a benchmark rate which requires amendment.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of September 30, 2021, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.1:1.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2021	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,099	(97)	1,127	(97)
$600, 4.30% Notes, due 2023	599	-	642	-
$450, 3.85% Notes, due 2024(1)	241	-	261	-
$500, 3.35% Notes, due 2026	497	-	540	-
$350, 4.50% Notes, due 2043(1)	116	-	126	-
$350, 5.65% Notes, due 2043	342	-	473	-
$400, 5.50% Debentures, due 2035	396	-	516	-
$500, 5.85% Debentures, due 2040	492	-	684	-
Total	3,782	(97)	4,369	(97)
Long-term portion	3,782	(97)

	Carrying Amount		Fair Value
December 31, 2020	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,093	(100)	1,151	(100)
$600, 4.30% Notes, due 2023	597	-	657	-
$450, 3.85% Notes, due 2024(1)	241	-	266	-
$500, 3.35% Notes, due 2026	497	-	557	-
$350, 4.50% Notes, due 2043(1)	116	-	130	-
$350, 5.65% Notes, due 2043	342	-	471	-
$400, 5.50% Debentures, due 2035	395	-	531	-
$500, 5.85% Debentures, due 2040	491	-	696	-
Total	3,772	(100)	4,459	(100)
Long-term portion	3,772	(100)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2021				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	1,079	-	1,079

Other receivables(1)	-	-	241	241

Financial assets at fair value through earnings	-	1,079	241	1,320

Financial assets at fair value through other comprehensive income(2)	37	24	-	61

Derivatives used for hedging(3)	-	97	-	97

Total assets	37	1,200	241	1,478

Liabilities

Contingent consideration(4)	-	-	(2)	(2)

Financial liabilities at fair value through earnings	-	-	(2)	(2)

Total liabilities	-	-	(2)	(2)

December 31, 2020				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	1,476	-	1,476

Warrants(5)	-	-	517	517

Other receivables(1)	-	-	17	17

Financial assets at fair value through earnings	-	1,476	534	2,010

Financial assets at fair value through other comprehensive income(2)	27	19	-	46

Derivatives used for hedging(3)	-	100	-	100

Total assets	27	1,595	534	2,156

Liabilities

Contingent consideration(4)	-	-	(3)	(3)

Financial liabilities at fair value through earnings	-	-	(3)	(3)

Total liabilities	-	-	(3)	(3)

(1)	Receivables under indemnification arrangement (see note 18).
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
(5)	Warrants related to the Company’s former investment in Refinitiv (see note 8).

The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2020 and September 30, 2021 primarily reflected additional payments that are expected to be recovered and fair value losses based on interest rates associated with the indemnifying party’s credit profile, which are included within earnings (loss) from discontinued operations, net of tax, in the consolidated income statement.

The following reflects the change in the fair value of the Refinitiv warrants, which are a level 3 in the fair value measurement hierarchy, for the nine months ended September 30, 2021:

Nine months ended September 30,

2021
December 31, 2020	517
Gain recognized prior to the sale of Refinitiv to LSEG within other operating gains, net	9
Exercise of warrants on date of sale of Refinitiv to LSEG (see note 8)	(526)
September 30, 2021	-

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2021.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants at December 31, 2020

●

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owned a 45% interest, to LSEG, in an all share transaction which closed on January 29, 2021 (see note 8). Under the terms of the warrant agreement, the transaction constituted a change in control whereby the exercise of the warrants in connection with the closing of the transaction entitled the Company to an additional 4.5 million shares of YPL. The value of the warrants at December 31, 2020 reflected the entry into a definitive agreement for the sale of the Refinitiv business on August 1, 2019. The closing of the transaction on January 29, 2021 was not considered an adjusting subsequent event, and therefore the value at December 31, 2020 was not adjusted to incorporate the closing of the transaction. As such, the value was primarily based on the number of incremental shares in YPL to which the Company was entitled upon closing and the share price of LSEG on December 31, 2020. The valuation also incorporated (on a weighted-average basis) other outcomes based on the likelihood (at the time) of the transaction closing in the first quarter of 2021.

●

The Monte Carlo simulation approach, which was incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach included: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event.

Note 12: Other Non-Current Assets

	September 30,	December 31,

	2021	2020

Net defined benefit plan surpluses	189	128

Cash surrender value of life insurance policies	343	334

Deferred commissions	104	105

Other financial assets (see note 11)	428	198

Other non-current assets(1)	84	23

Total other non-current assets	1,148	788

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $73 million at September 30, 2021 (see note 18).

Note 13: Payables, Accruals and Provisions

	September 30,	December 31,

	2021	2020

Trade payables	157	217

Accruals	834	761

Provisions	102	111

Other current liabilities	133	70

Total payables, accruals and provisions	1,226	1,159

Note 14: Provisions and Other Non-Current Liabilities

	September 30,	December 31,

	2021	2020

Net defined benefit plan obligations	555	598

Other financial liabilities (see note 11)	207	224

Deferred compensation and employee incentives	100	111

Provisions	95	140

Other non-current liabilities	14	10

Total provisions and other non-current liabilities	971	1,083

Note 15: Capital

Share repurchases - Normal Course Issuer Bid (“NCIB”)

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. On August 5, 2021, the Company announced that it plans to repurchase up to $1.2 billion of its common shares. This new buyback program is in addition to the $200 million repurchase program that was completed in February 2021.

Share repurchases are typically executed under a NCIB. Shares are being repurchased for the new buyback program under an amended NCIB, which was approved by the TSX. The amended NCIB increased the maximum number of common shares that may be repurchased by an additional 15 million. Under the amended NCIB, up to 20 million common shares may be repurchased between January 4, 2021 and January 3, 2022. Under the amended NCIB, the Company may repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases under the NCIB for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Share repurchases (millions of U.S. dollars)	603	-	803	200

Shares repurchased (number in millions)	5.2	-	7.7	2.6

Share repurchases - average price per share in U.S. dollars	$116.15	-	$105.01	$78.37

In October 2021, the Company repurchased approximately $450 million of its common shares under its NCIB (see note 20).

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on September 27, 2021. As a result, the Company recorded a $480 million liability in “Other financial liabilities” within current liabilities at September 30, 2021 with a corresponding amount recorded in equity in the consolidated statement of financial position (December 31, 2020—$200 million).

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Dividends declared per common share	$0.405	$0.380	$1.215	$1.140

Dividends declared	200	189	600	565

Dividends reinvested	(6)	(6)	(18)	(18)

Dividends paid	194	183	582	547

Note 16: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Non-cash employee benefit charges	37	40	115	124

Net gains on foreign exchange and derivative financial instruments	(33)	(1)	(30)	(34)

Net losses on disposals of businesses and investments	3	-	(5)	1

Revaluation of Refinitiv warrants (see note 11)	-	(46)	(9)	(47)

Fair value adjustments (see note 5)	(8)	3	(6)	(17)

Other	(6)	(6)	(9)	(43)

	(7)	(10)	56	(16)

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Trade and other receivables	72	57	174	122

Prepaid expenses and other current assets	8	27	7	19

Other financial assets	(8)	(12)	10	29

Payables, accruals and provisions	128	(9)	(47)	(284)

Deferred revenue	(53)	32	4	(22)

Other financial liabilities	7	12	(11)	(29)

Income taxes(1)	(51)	(3)	809	59

Other	(2)	(1)	(45)	(41)

	101	103	901	(147)

(1)

The nine months ended September 30, 2021 reflects current tax liabilities that were recorded on the LSEG transaction and subsequent sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Operating activities - continuing operations	(42)	(11)	(143)	(47)

Operating activities - discontinued operations	-	-	(2)	2

Investing activities - continuing operations	(218)	-	(662)	-

Investing activities - discontinued operations(1)	-	-	(42)	-

Total income taxes paid	(260)	(11)	(849)	(45)

(1)	Reflects payments made to HMRC (see note 18).

In the nine months ending September 30, 2021, the Company paid $348 million related to notices of assessment under the Diverted Profit Tax regime. Of this amount, $78 million was paid directly to HMRC and $270 million was paid to LSEG under an indemnity arrangement that related to businesses the Company sold to LSEG. LSEG will remit the payments it received under the indemnity to HMRC on the Company’s behalf. The payments made directly to HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to LSEG were presented in operating and investing activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 18.

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in equity method investments and asset acquisitions.

Acquisitions activity

The number of acquisitions completed, and the related total consideration were as follows:

	Three months ended September 30,		Nine months ended September 30,

Number of transactions	2021	2020	2021	2020

Businesses acquired	-	1	-	2

Asset acquisitions	1	-	1	-

	1	1	1	2

	Three months ended September 30,		Nine months ended September 30,

Total consideration	2021	2020	2021	2020

Business acquired	-	45	-	166

Less: Cash acquired	-	(3)	-	(4)

Business acquired, net of cash	-	42	-	162

Investments in businesses	-	1	-	1

Asset acquisitions(1)	2	-	2	-

Contingent consideration payments	-	-	3	2

	2	43	5	165

(1)	Acquisition of an intangible asset for $23 million, of which $2 million was paid in cash and $21 million was recorded primarily as a long-term liability.

The following provides a brief description of the acquisitions completed during the nine months ended September 30, 2020:

Date	Company	Acquiring Segment	Description
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.
August 2020	CaseLines	Legal Professionals	A provider of a cloud-based, evidence sharing platform that allows courts, law enforcement, prosecutors and legal practitioners to digitally collaborate, share and participate in virtual and physical court proceedings.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended September 30,	Nine months ended September 30,

	2020	2020
Cash and cash equivalents	3	4
Trade receivables	1	4
Prepaid expenses and other current assets	1	1
Current assets	5	9
Computer software	9	25
Other identifiable intangible assets	5	11
Total assets	19	45
Payables and accruals	(4)	(6)
Deferred revenue	(5)	(6)
Other financial liabilities	-	(2)
Current liabilities	(9)	(14)
Provisions and other non-current liabilities	-	(1)
Deferred tax	(3)	(6)
Total liabilities	(12)	(21)
Net assets acquired	7	24
Goodwill	38	142
Total	45	166

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for the acquisitions completed in 2020 are not expected to be deductible for tax purposes.

The acquisition transactions were completed by acquiring all equity interests of the acquired business.

Other

The revenues and operating profit of the acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In February 2018, the U.K. tax authority, HM Revenue & Customs (“HMRC”), issued notices of assessment under the Diverted Profits Tax (“DPT”) regime for the 2015 taxation year of certain of the Company’s current and former U.K. affiliates. The Company paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the DPT regime, the Company appealed these assessments in July 2019 to obtain a refund. In February 2021, HMRC issued DPT notices for the 2016 taxation year aggregating $87 million, which the Company paid in March 2021, as required under the notices. In August 2021, HMRC issued DPT notices for the 2018 taxation year aggregating $261 million, which the Company paid in September 2021. In addition, based on recent discussions with HMRC, management believes it is reasonably possible that HMRC may issue similar notices in the next three months for another taxation year for as much as $80 million. These outstanding and expected assessments largely relate to businesses that the Company has sold. Certain of the assessments are subject to indemnity arrangements under which the Company has been or will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty. The Company is vigorously defending its position and intends to continue contesting the outstanding and expected assessments through all available administrative and judicial remedies. Any payments made by the Company are not a reflection of its view on the merits of the case. Because management believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on the Company’s financial condition taken as a whole. As a result, the Company has recorded substantially all of these payments as non-current receivables from HMRC and the indemnity counterparty on its financial statements since the Company expects to receive refunds of substantially all of the aggregate amount paid pursuant to these notices of assessment. The Company expects that its existing sources of liquidity will be sufficient to fund any future required payments.

Note 19: Related Party Transactions

As of September 30, 2021, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 67% of the Company’s common shares.

In March 2021, the Company received proceeds of $994 million related to the sale of LSEG shares. This amount was distributed to the Company by YPL, an entity jointly owned by Thomson Reuters, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. YPL is an equity method investment of the Company. In June 2021, the Company received a dividend of $51 million from YPL, reflecting the Company’s portion of dividends paid by LSEG (see notes 8 and 20).

In September 2021, the Company redeemed its ownership interest in an equity method investment and received proceeds of $13 million.

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2021. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2020, which are included in the Company’s 2020 annual report, for information regarding related party transactions.

Note 20: Subsequent Events

Share Repurchases

In October 2021, the Company repurchased approximately $450 million of its common shares under its NCIB.

Dividends Received

In October 2021, the Company received an additional dividend of $24 million from YPL related to its portion of dividends paid by LSEG.